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                                EXHIBIT (99)(b)
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                               On letterhead of:

                               UF Bancorp, Inc.
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                                                                July 5, 1995


Dear Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders (the "Special Meeting") of UF Bancorp, Inc., a Delaware corporation ("UFB"), on August 3, 1995. The Special Meeting will be held at the main office of UFB located at 501 Main Street, Evansville, Indiana commencing at 3:00 p.m. local time.

     At the Special Meeting, shareholders will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of UFB by CNB Bancshares, Inc. ("CNB") by means of the merger of UFB with and into Citizens Bancshares, Inc., a wholly owned subsidiary of CNB (the "Merger"). As a result of the Merger, each outstanding share of UFB common stock will be converted into the right to receive 1.366 shares of common stock of CNB, subject to possible upward or downward adjustment based upon the average of the per share closing prices of a share of common stock of CNB during the twenty day period preceding the fifth calendar day preceding the consummation of the Merger as set forth in the Merger Agreement and described in the accompanying Prospectus/Proxy Statement. Shareholders are urged to read carefully the accompanying Prospectus/Proxy Statement which describes the Merger and related matters in more detail.

     The Board of Directors of UFB approved the Merger Agreement and recommends that you vote for approval of the Merger Agreement.

     The affirmative vote of the holders of a majority of the outstanding shares of UFB common stock is required to approve the Merger Agreement. In addition to the approval of the Merger Agreement by the shareholders of UFB, the Merger is subject to certain other conditions, including, among others, approval of the Merger by various regulatory agencies.

     It is important that your shares be represented at the Special Meeting, whether or not you plan to attend in person. Therefore, we ask that you please sign and date the enclosed proxy card and mail it as soon as possible in the enclosed postage-paid envelope so that your shares will be represented at the Special Meeting. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card.


                              Sincerely,


                              Donald A. Rausch
                              Chairman of the Board, President and
                              Chief Executive Officer